Filed Pursuant To Rule 433

Registration No 333-286293

September 25, 2025

MODERATOR: Hey, everyone, welcome into today's webinar. We got a great one set up for everyone today. Gonna be talking to two experts in the crypto spot product space. So, you know, just to set the scene, some investors like to take a pretty active approach to markets. That's where, you know, actionable research services like ours come in. I, you know, for example, I did just send out a flash insight a few minutes ago, and given the turmoil in the market and crypto markets right now, make sure you check that. Um, but there are a lot of investors that, uh, prefer more, prefer a more passive approach. You know, they're simply looking for low cost data exposure, normally through index based ETFs, uh, to achieve that exposure. And in crypto, that's historically been somewhat difficult, mostly due to regulatory barriers. Also, you could probably attribute that to, you know, say a lack of provably sustainable things outside of Bitcoin. But, you know, with recent changes on the regulatory front, advances on the technology front, we've seen a wave of new products at the market, and we've seen a lot of demand for exposure to things outside of crypto. And now we're even getting ETFs that track baskets of assets, uh, and we can actually create products that track the overall market. And this opens the door for long-term investors to consider exposure to the broader crypto market that encompasses things beyond just Bitcoin. Uh, you know, in a way that really has not been possible before. And one of those broad index based products is grayscale. CoinDesk Crypto five ETF tracks the top five crypto assets by market cap with some nuances that I think we'll get into. Uh, the fund was recently uplifted to an IC and converted from an OTC traded product into an ETF. And, uh, I'm excited to talk about that today and talk about indexing in general and also excited to be joined by Krista Lynch, SVP ETF, Capital Markets at Grayscale. And Andy Baehr, head of product at CoinDesk Indices. Uh, Andy is a three time repeat guest here. Um, so always, always great having him on. Uh, he's, he's earned the title as three time repeat guest. Fantastic. But look, we're <laugh> in a t-shirt or something, or a hat. Yeah. No, we'll have to send you something after this <laugh> send you some merch. It's, it's actually a, uh, it's a crime that you don't have any Fundstrat merch yet.

DIRECTOR, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: You know, I'm easy that way,

MODERATOR: But yeah, look, we're, we're gonna talk about GDLC, which is the ticker for that fund. We're gonna talk about the mechanics of crypto indexing, how it compares to equity indexing. And, you know, I'm hoping Krista can give us a good succinct answer as to why investors might be interested in this ETF. And, uh, perhaps we'll also touch on the future of crypto indexing and how that might affect market structure going forward. But with that, let me, uh, officially welcome Krista and Andy. And, before we dive in, I know most folks are probably familiar with Grayscale and CoinDesk, uh, to stalwarts in the industry. But, uh, for anyone newer to the crypto space, it'd be great, uh, if you could each give everyone a quick background on your firms and your roles there. And, uh, and we can take it from there. Uh, Krista, why don't we start with you and then, and then we'll go, go to Andy.

LYNCH: Sure. Thanks so much for having me, and hopefully I get, uh, you know, invited back so I can get that three time repeat statue as well. <laugh> or trophy? Uh, I'm Krista Lynch. I lead ETF Capital Markets at Grayscale. Grayscale is a leading asset manager in the crypto space, and I work primarily with institutional partners, like authorized participants, ETF, market makers and crypto liquidity providers that support our products and market.

LEAD, PRODUCT AND RESEARCH, COINDESK, ANDY BAEHR: So, uh, Sean, and, uh, good to see you, Krista. It's a delight to, uh, to be on here with you. I'm Andy Baehr. So I, uh, lead product and research at CoinDesk indices, which is part of CoinDesk. CoinDesk is a, um, as you say, a stalwart in the industry for media journalism consensus events, uh, and of course, our index business, which has been working with Grayscale and other institutional asset managers and exchanges for, uh, more than 10 years. Uh, we are now owned, uh, by Bullish, uh, which operates in exchange and other businesses, and it's great to be part of the bullish family. Uh, the CoinDesk, um, Bitcoin price index started ticking once a second, almost 11 years ago now. Uh, we currently support over $41 billion, although that may be less today given the way the markets are moving, but let's say $40 billion of assets under management, plus a bunch of volume. And we have, um, flagship indices like CoinDesk five, which we'll talk about today, and CoinDesk 20 as well as sector systematic and, uh, thematic indices. So, uh, it's great to be here and super duper excited to, um, see the uplifting of GDLC, uh, which we've worked on, uh, for many years with Grayscale and, uh, giving folks the opportunity to allocate passively into digital assets.

MODERATOR: Yeah, once again, congrats to both of you on the left listing. Uh, definitely a long time coming. So why don't we talk about GDLC, Chris, I know I already gave some, some background, uh, but maybe, um, you can put a finer point on it. What, what is GDLC, what does it hold today? Um, mm-hmm <affirmative>. And I guess, why would somebody want to own this thing?

LYNCH: Yeah. Well, we're super excited to have GDLC in the market as an ETP, and it's only as of last Friday that we can say it has attained that ETP status. But GDLC was actually a product that was investible going back as early as 2018. So similar to a lot of our other, uh, private placement vehicles that have seasoned and become ETPs. This was envisioned many years ago as a way for investors to passively get exposure to multiple tokens. Now that it's in ETP form, this is really the first of its kind hitting markets in this capacity. And it's a way for investors to get access to the top five crypto assets by market cap, excluding meme coins and stable coins in one simple wrapper. So, similar to the experience of buying any other ETP, you now can get exposure to about 90% of the crypto universe in one product. Why we think that's appealing is it's really a great way to organize all the chaos in the crypto space today. There's thousands of tokens out there, thousands of investment opportunities, and I think that the market has gotten comfortable with Bitcoin, and a lot of investors are saying, okay, what's next? And it can be a bit daunting to figure out which tokens to select. So with a product like this, you can lean on an asset manager like Grayscale and an index provider like CoinDesk to do that work for you.

MODERATOR: That's great. Um, and perhaps, uh, this might not be super material to the conversation, but I'm curious, you did correct my nomenclature. ETF or ETP, what is the delineation there?

LYNCH: Yeah, so technically I must say ETP, which is an exchange traded product, uh, ETF is really like the colloquial terminology that I think most people know and recognize. But in order to be compliant, I will call it an ETP. But I think for purposes of this conversation, we can refer to it as an ETF or an ETP.

MODERATOR: Understood. Understood. Um, that's great. So, Andy, uh, can you maybe, so you're, you're the index guru. Uh, could you provide a breakdown of the index constituents, what the inclusion criteria are and, uh, and how they're weighted?

BAEHR: Yeah, no, for sure. Um, this, this index, uh, intends to the objective of this index is to capture the largest and most liquid, um, digital assets like many of our indices, it rebalances quarterly, um, you know, let's just go back to what it means to be an, uh, a digital asset indexer. Unlike other asset classes, there's no consolidated tape for crypto. You don't just grab closing prices off of an official exchange at 4:00 PM whatever time, uh, you really have to go and capture prices from a number of different centralized exchanges. You have to evaluate those exchanges, uh, to see how accessible they are in different jurisdictions, how reliable their pricing is, what kind of, uh, volume contributions they can make over longer periods of time to try to detect, uh, or to try to lend some tamper resistance to your reference rate pricing. So everything starts with gathering the right exchanges. And then when it comes to building an index like this, you want to ensure that first of all, uh, people in each important jurisdiction, especially, uh, or not excluding the United States, will be able to have access, right? So if you include tokens that primarily trade in, in exchanges where US investors have difficulty accessing that, that index is gonna have implementation difficulties that we, uh, want to avoid. So, um, not only in terms of exchange listings, but in terms of payers as well. Um, the reference rate that we use for these and other flagship indices incorporate, uh, payers that trade against US dollars, so Bitcoin, USD, but also pairs that trade against, uh, USTC. So Bitcoin, USTC volume on eligible exchanges will be included in both the volume contribution, which will help to promote candidates into the index, but also to ensure that there's ample liquidity. We find more and more, um, institutional members of the community really like to look at both of those pools as liquidity and aggregate them as their kind of home base. So, uh, looking at those two sets of pairs, looking at a very, um, uh, considered and reviewed and monitored set of exchanges. We got our prices coming in. Um, and then we do our selection for the index, which, uh, takes a big, basically a pool of the most liquid names. We start with liquidity first, um, out of a pool of the top two 50 names. So we take a very, very, very big pool. We look at the most liquid names within that pool, and then we select the index from there, making our exclusions for things like mean coin stable coins. Um, and then, uh, we create the index. Uh, it's part of a family that includes, uh, a bunch of different market indices quarter around the coin S 20. So the CoinDesk five is strictly speaking, the largest five names within the CoinDesk 20 index, which keeps all of our products kind of, uh, in a very, um, similar, um, kind of evaluation and construction framework. So this is done by, um, our team, which is regulated in the UK under the BMR framework, uh, which has, uh, an index in the governance framework that's been in the market for many years. And, uh, rebalances once a quarter with some buffers in place to make sure that bottom names don't flip in and out of the index too, uh, too frequently, because that's just kind of noise. So what you end up with is, uh, a product that can evolve over time, has evolved over time, um, but represents as, uh, as Krista pointed out, a very large portion of the overall market cap of the digital asset class, and sort of carries over a lot of the same fundamentals that you would want to see in a, in an asset class passive allocation type of index. So, um, this index has been around for a long time. Krista and I both know that this index and the product we're both, uh, oriented around a large cap theme, uh, previously, and in fact, the fund was called the large cap fund before its up list. Um, we think of large cap being more of an active choice rather than just the market. Um, and as the market has evolved, we can go into this in greater, greater detail in Crystal, and will have some great thoughts around this. Um, really kind of recasting the index as the coin S five and recasting the product as the Grayscale CoinDesk crypto five, um, really gives it a new and more, I guess, modern life as an asset allocation instrument rather than a large cap tilt instrument. So, um, we're delighted with this index. It's one of, uh, it's one of our oldest multi-asset indices. Uh, and we sure feel good that it is trading, uh, on the New York Stock Exchange as an ETP.

MODERATOR: Yeah, so I'm not unsure if anyone has said it yet. So folks are probably very familiar with, uh, you know, this market up until very recently where we've seen better, you know, broader participation. Um, you know, folks have, have viewed a lot of the equity market rally as being top heavy. But I think people don't understand how top heavy the crypto market is. You know, we're, we're kind of betting on the fact that you do have, you know, increasing breadth and participation in projects, you know, uh, encompassing a larger percent of that crypto market cap. But this is, this happens to be a large cap ETF, but it really is a good portion of the overall crypto market. Yeah. Do you, do you know the exact number, uh, in terms of percent of the overall crypto market?

LYNCH: Um, GDLC is right now,

BAEHR: Our, um, I'm sorry, go ahead, Krista.

LYNCH: Our latest calculations have been 90% ish. So you're really getting huge coverage with just five tokens. And as Andy was saying before, it's also going to rebalance. So investors that want to maintain that exposure to about 90% without having to take any action themselves, even as other coins come up in weights or down in weights, they won't have to take any action. We will do that for them.

BAEHR: Yeah. And, and I think you're, you're not only, you're getting that very high participation of the asset class, you're actually also retaining the shape of the market. We know that Bitcoin dominance is something that even, uh, casual digital asset class observers have become familiar with. And, uh, you know, some of our other indices kind of make more active choices about how to balance the constituents. But Coin S five and GDLC observe and respect the shape of crypto right now. Uh, there is really no activity there. It's just, uh, an index that's designed for implementation at scale, reflecting the shape of the market and reflecting the top five names of size and liquidity to help give investors that kind of core participation. Uh, so right now, um, you know, uh, Bitcoin may be in the low 70% of weight within the index, but that fluctuates quite a bit.

BAEHR: Um, I have some kind of interesting statistics that the index has done quite well this year. But, um, and if you look at the, uh, attribution of the indu, the indexes and the fund's performance year to date, uh, about 70% of the performance comes from Bitcoin. But if you look at the period since June 30th, since the end of the first half of this year, over 50% of the performance has come from Ether. So, um, this brings one kind of key point for people who are kind of pouring their crypto exposure with Bitcoin that you miss these kinds of big rotations. And 2025 has been a year of, uh, of big rotations. So, um, I think, you know, rethinking your core position, uh, or if, if you're a passive investor, your, you know, your passive position, uh, to CoinDesk five and GDLC starts to make, starts to make a lot of sense.

MODERATOR: Yeah, I think that's right. And look, um, you know, I know we were pretty early to the, uh, you know, the rotation that we saw E had, you know, it really, it really had been a dog for most of the, the bull market, but

BAEHR: It has been tough.

MODERATOR: Yeah. Some signs of, of that rotation happening. We're starting to emerge in April, May. You're not paying close attention. You're not subscribing to, to re research services like ours. Um, you don't have a large percent of your, your allocation to crypto. It's, it is probably, you're probably not gonna catch that, right? I know for a fact that a lot of folks, right, crypto native funds did, did not catch that.

BAEHR: Folks, you're, you're not gonna catch that. And I, I want to pick up on that a little bit because, um, one of the things that, you know, uh, in our, in our common background is, uh, is, you know, systematic investing. And, and part of my background after, after being in the derivatives world for a long time, was at a systematic hedge fund. And, you know, one of the things that you kind of try to pick up is you're, you're happy to spend time and money on Alpha, but you probably shouldn't be spending too much time and money on beta. So, uh, if, uh, subscribers of Fundra were, uh, taking tactical ideas and cues from newsletters, which, which many should do, right? Um, that should overlay, uh, a core position, right? So you have a, either a portable alpha strategy or a core plus satellite, satellite strategy. And I think that given the narrative dominance and Bitcoin dominance, that core strategy probably was either Bitcoin or Bitcoin plus a little bit of seasoning. Um, I would argue that point S five makes a really interesting and compelling index to look at, which has been the, you know, very, very similar construction for the last seven years as that core position around which to put the kind of tilts that they might, your subscribers might receive from your research. So, you know, passive allocation to digital assets is, obviously a, a, a key and core objective of GDLC in a great use case. Um, but using it as a core portfolio around which to rebalance ideas, uh, and to maybe add a little bit of ether to an existing core ether position when you sense rotations happening might be also appropriate. So I would challenge some of your, you know, loyal subscribers and users of your alerts to think about, uh, that kind of core plus alpha approach and see if, um, you know, do some, run some back tests and see how they would've done, because at least you're capturing that kind of market cap trend element within the index, uh, as part of the core.

LYNCH: And I might add to that, uh, too, if I, if I may quickly that as an individual trying to capture that, it can be quite costly to be trading all the time, but a product like this is going to be able to lean on the institutional excellence and connectivity of a large asset manager. So again, you're gonna be able to make those rotations in a much more cost effective way.

MODERATOR: Yeah. I completely echo, echo those sentiments. I think, um, you know, at any venue is that, you know, folks should always have beta exposure to the market, right? And, uh, I know a lot of folks, you know, you shouldn't overpay for that, and that is the perk of this product. And, you know, just ETFs in general, um, they provided a, an amazing resource for investors to, to achieve that type of exposure. And, um, yeah, broadly could not agree more. Um, so Andy, just to close this, close the loop on the index inclusion criteria. So right now it is size access for US investors and liquidity, right?

BAEHR: That's right. Yeah. Um,

MODERATOR: Do you foresee given, you know, regular regulatory changes and potential clarity around perhaps some we'll call fundamental metrics of these underlying platforms, do you foresee indexing changing to shift more towards what we see in equity markets around, you know, earnings, or something? So whatever the, whatever we determine to be the equivalent for on chain networks,

BAEHR: I'll, I'll, I'll hopefully elicit, uh, a sympathetic smile from Krista on this one, but, you know, in the indexing world, when you have a lot of, uh, smart, curious, excited people, um, it's really easy to be too early for just about any good idea, <laugh>. And I think, uh, you know, uh, when I joined CoinDesk, um, three years ago, you know, we had a very, uh, already stood up a, a really elaborate, well designed, well constructed taxonomy of 500 tokens that was updated every month. And we've continued to curate that. We're looking to kind of think about the right way to rationalize it, but sectors and taxonomy and fundamentals, um, have always been, you know, with the availability of data and great and great data platform platforms like CoinDesk data, you can, you can really, you know, to your heart's content, you can think about different ways to mix and match names and come up with interesting portfolios. Um, on the other end, we're just trying to get, spend the last 18 months trying to get people to understand what Ethereum is, right? And, and to try to stop thinking about crypto as Bitcoin and now on board, right? So, um, getting a product, a market, uh, beta product into an ETP form is a great first step to where people are, to meeting people where they are right now. Um, I should point out that, uh, you know, the announcement of GDLC up listing was in the same press release with the SEC as the generic listing standards. It's kind of interesting to note that that GDLC up list had nothing to do with the generic listing standards. It was a 19 before that the New York Stock Exchange filed. And, uh, if you read through that press release, uh, GDLC and CoinDesk five index were mentioned in that as being specifically approved. So this was, this was really an individual battle not to, uh, climb, uh, you know, ride the coattails of generic listing and utilize that framework or that restriction. It was really, um, uh, an effort to try to get this particular product with this particular index into the hands of EDP users. So I think it's really going to become one of these, you know, utilities that becomes a critical market structure for investors and allocators and benchmarkers and, you know, anybody who really wants to sort of shift their mindset from Bitcoin to the digital asset market. Um, where do we go from here? You know, we have indices that are oriented around liquidity and trading and higher volatility. We have systematic products that, uh, take advantage of time series momentum. Um, we have broader indices, uh, that go the CoinDesk 80, which is, which is a little bit, um, more of a prosumer product, goes from token 21 to a hundred and has some really interesting performance characteristics. And we have a 50 token meme coin index, which is the, maybe the last, the last index in crypto that still moves a ho uh, over a hundred, uh, ball. So there, there are a lot of things awaiting those who want to dive a little bit deeper and still look at liquid, liquid indices, um, for many, many investors and for our cherished, I guess, population of five percenters, um, you know, people who will allocate maybe 5% of their time and their portfolios into crypto, uh, GDLC and CoinDesk five are, are kind of a great home base for that core allocation.

MODERATOR: That's great. Um, yeah, I'm gonna have to go back and look at that meme coin basket performance. Oh yeah. Perhaps that's the one exception to 50 points. It's probably not where you want 50 long term low cost exposure.

BAEHR: No, 50 meme coins equal weighted basket.

MODERATOR: So hang on tight <laugh>. I love it. Um, Krista, back to you. Uh, what does interest in this product look like right now? You know, who is coming to you with, uh, to have conversations around this, integrating this product into their portfolios? Um, you know, where are we on that adoption cycle?

LYNCH: Yeah, yeah. Well, keep in mind this product has been in market, not in ETP form, but it was in market going as far back as 2018. So we do have a big investor base that's actually coming to market with us as we become and have become an ETP. Now, who is this product for? And who's interested in it? It's honestly for everyone. I think if we look at products like our Bitcoin trust, our Ethereum trusts, we've seen that those have really opened the floodgates for investment, not only from retail, not only from institutional, but really from the whole gambit. And I think this product is going to be the same. The reason I say that is because I think this really does organize a lot of the noise, as Andy alluded to, with the generic listing standards coming online soon, we have about 10 to 15 tokens that could become ETP eligible in the next few days, if not weeks. And that is really a lot for investors of all sizes to cut through. So I think this is really a very clean solution to navigating what could be, you know, like 50 to 100 products across all the issuers that are going to be coming to market in the near term. I think also for those who have been excited about Bitcoin or perhaps beginning their crypto journey and using Bitcoin as their starting point, this is a really good and approachable way to move beyond Bitcoin without having to really do a ton of work yourself to understand all the tokens out there. You can really lean on us to select the top five for you.

MODERATOR: Great. And people can just own the market. Um, how accessible is GDLC right now? You know, I, I talked to some wealth managers that are still waiting for Bitcoin ETFs Yeah. To root for platforms. So I'm just curious what distribution I'm, I'm sure that you're well versed, uh, on that front as well.

LYNCH: Yes, definitely. Uh, so

MODERATOR: I'd love to get your take on, on Broad how, how distribution looked from a, from a broad new crypto product perspective and, and maybe specifically for GDLC today.

LYNCH: Yeah, so we've been engaged in a lot of conversations with diligences, with platforms, and these have been kind of a slow burn, I would say going back probably over a year, even as far back as when these products first came to market in 2024. And a lot of it has been education. It's been helping to get the infrastructure ready, and we have really been engaged in those conversations regardless of if there's an outcome or not, because we think that it's very important to be out there and be a resource for prospective investors. And in the past six months or so, it's become like a snowball rolling downhill. There have been so many diligences that are really picking up the pace, wanting to get our products available to their investors. And I think that having that foundation with our Bitcoin and Ethereum products, having that comfort and having reps already done with them will help them get products like GDLC much more seamlessly available. Now, you or I can buy GDLC today, just like any other ETF, it's available in brokerage accounts, but I think that, uh, getting it available via these sort of institutional platforms will be something that we see a lot of traction on in the coming months. And I would just follow that up by saying we view this as potentially being able to be like an s and p 500 exposure for crypto. So again, this is like an investment thesis that we think is going to help really organize the universe of crypto, really help investors get exposure into the sleeve of crypto, uh, that many of them have been mandated to fulfill.

MODERATOR: Great. Uh, and I, I probably should have brought this up at the start, but, um, what is the fee schedule on the fund? Um, and I, I, I assume that this is the case, but are the tax benefits of a normal ETF, uh, the same in this fund, as you would see in a normal, you know, equity ETF?

LYNCH: Yeah, so one caveat to the tax structure, it is a Cayman vehicle. So most of our products are Delaware grantor trust. This is actually domiciled in the Cayman Islands. Uh, of course, I would say to consult your tax, uh, advisor for how it's best suited for you to get that access. But it does trade just like an ETF. It has a lot of those affordability aspects, transparency of reporting, ability to put it into a brokerage account and all those other great things.

MODERATOR: Got it. And then from a a fee schedule perspective,

LYNCH: Uh, we're at 59 bips.

MODERATOR: Oh, sorry, what was that? I was,

LYNCH: We're at 59 bips.

MODERATOR: Got it. Understood. Great. Um, amazing. I think, uh, you know, we pretty ha we, we pretty effectively hammered head the thesis. You know, I think investors, you know, a need to decide that there is stuff that they want exposure to outside of Bitcoin, and that the market is evolving to, um, you know, encompass more breadth and, um, you know, if they want to integrate passive low cost data to the broader market in the portfolio, this is a great option for 'em. Um, and we've alluded to it, but I would like to get Andy's, uh, perspective here. You know, how do you see crypto indexing evolving over time? And do you think there will be, you know, sector ETFs at some point thematic products?

BAEHR: Yep. One, one of the first things, um, that I built when I arrived, uh, was a product to reduce volatility. Um, uh, it was a trend product that we still have. We have a trend indicator that we publish every day. And, uh, we've had a number of clients, uh, come in and build portfolios around that to allocate into and out of, um, digital asset exposure, uh, to take advantage of time series momentum, which is something that, that digital assets, uh, as well as other assets kind of observe fairly robustly. Uh, it's, it's funny that the biggest thing that's happened is that crypto has become kind of un volatile, uh, on its own <laugh> or less volatile, um, looking at the volatility profile of Bitcoin, right? We used to never blink an eye when Bitcoin was 50, 60, 70 vol as an asset, and now, uh, it might dip for several days below 30 vol. So that's a very different picture, right? And that should really invite in a lot of people whose primary concern about crypto was its massive volatility was just adding too much risk to portfolio. So that being said, I do think that one sleeve or one theme of indexing will be kind of risk orientation, uh, to give people the outcomes that they want to kind of get the, find the best ways to, uh, avail people of the kind of unlimited upside that this new asset class can give them while managing downside risks. So I think whether that uses options or whether that uses kind of allocation strategies, I think that's gonna be one really important theme, um, breadth. Well, you know, again, uh, we have sector indices and, and Grayscale has, uh, has a lot of sector themes and products and ideas. Um, and I think for a broad audience, it has felt a little early, especially since we're just looking at the first year where Bitcoin has started to share the narrative more broadly with Ethereum and with Solana via things like stable coins, right? Stable coins has been this kind of wake up call that has made people think about blockchains, oh, this is the killer app for smart contract platforms, it's stable coins. I get what a stable coin is, and I get why they make sense or tokenized products. Uh, so I think ironically, it might be the tokenization of equities sitting on a blockchain that makes people think more about blockchains and then say, you know what, if I have a Bitcoin only portfolio in crypto, I'm kind of missing all of that growth. So, um, and as you pointed out, Sean, it was only really, um, April when, when we got a little bit of relief from that long slot through the Ethereum Desert <laugh>, where, where the faithful really had to, you know, kind of, um, share a, a very small amount of, uh, uh, of upside good news. And then suddenly you have this explosion, um, in, in terms of, uh, a shift in rotation. So I think we're still very early. So what we're trying to do is build the tools, right? We're trying to build the hammers and the screwdriver before we start building, uh, the really fancy tools to help investors make more active choices. Um, as Krista pointed out, with the generic listing standards and with the great support we've had recently from both regulators, both financial market regulators, there's gonna be a slew of new products trading on stock exchanges, making brokerage accounts, uh, accessible to a wider array of tokens. I think that that will start to generate interest. We'll have to see where it goes. So we have a whole suite of sector products, thematic products, dynamic products, um, uh, size products available when people are ready. But right now our market indices namely coined us five being a flagship and coined us 20 being our kind of higher volatility trading, um, more diversification oriented, broad base based index. Those two are the ones that the market seems to want to interact with right now. So, um, we have everything ready to go, but we are cautious about trying to tease ideas that are a little bit beyond where the market wants to be.

MODERATOR: That makes sense. I really liked your point regarding tokenization. I think people really underestimate how performance and, uh, just better the financial rails that have been built in crypto. And the, I think the, the big gating item we'll say from mainstream adoption is the quality of assets and, and collateral that have been used on chain for using um, you know, 'cause you have obviously a big Bitcoin pristine collateral, let's use on chain. But once you get, you know, equities and, uh, bonds moving on chain, money market funds, I, I think folks are really gonna, and you're already seeing it, folks are gonna start to, um, see, see the vision, so to speak.

BAEHR: Bonds are an important point because yields, yields, uh, on stable coins and tokenized yield, um, is forcing people to rethink about things they thought they knew, like how money works, right? That if I hold a dollar bill, there's no yield on that, but I really have to decide where to put it to work in a bank, in a money market fund, you know, and or in a treasury bill or some other kind of yield bearing instrument. So how does that translate to the stable coin world and how do you, you said collateral, which I think is a key and sometimes underappreciated word. How do I make sure that when I'm posting collateral against a futurist contract or an interest rate swap, that that money is working for me the right way? And there is a lot of demand to solve that. Uh, chair fam of the CFTC uh, made comments just maybe yesterday or the other day about, uh, starting an initiative to think about, uh, posting on chain assets for collateral. Super important also leads back to which blockchain is gonna support these. Is it gonna be Ethereum or Solana or another blockchain or another semi-private solution? These are all critically important points. We think that the interest rate, um, story in crypto is just beginning to be told. So back in June, we launched, uh, basically SOR products for stable coins. We launched CoinDesk overnight rates, which take defi rates for, uh, USTC and USDT and create kind of overnight accumulations of these things that can support derivatives or that can give people a sense, a more tangible daily sense, uh, in the language that they're used to seeing in traditional assets of what an overnight rate should be for USDC, which is pretty hard to get from Defi directly. So this whole idea of where I can borrow, where I can lend, how much yield I should expect, and what can I do with yielding assets, um, that's really gonna come to the fore. Uh, the institutional demand for that is huge, and all of that work needs to land on blockchains. So, um, tracking that for your active, you know, management listeners, uh, or for people who just want to ensure that their passive allocation has access to that growth, I think that's going to continue to be, uh, the big story over the next year. The passage of the Genius Act was just the beginning.

MODERATOR: Yeah. Yeah. And on that CFTC front, I feel like people are really sleeping on that news. I mean, the size of the market for CFTC backed derivative collateral is in the trillions, and we're so enamored with this $300 billion stable point market cap number, but you know, we're looking at just from that potential 10 x, right? So, yeah, I think you hit the nail on the head. Um, we did, we have a question here from the live audience. Is GDLC right now available outside of the US, uh, Switzerland, uk, anywhere in Europe?

LYNCH: So it's listening right now on NYSE, but there are ways that you can get access to it. Uh, if you're not a US investor, uh, it trades just like any other stock, uh, available on, on exchanges. So however you would go about getting that from another jurisdiction would apply to GDLC as well.

MODERATOR: Got it. Thank you for that. You know, I think it's interesting, um, you guys pioneering passive low cost paid exposure to the broader market. Something that's really been instrumental in changing market structure and equity markets is just that. And you have passive flows that come into the market. Uh, there's ongoing debates over whether it's, uh, artificially propped up asset prices, dampen volatility too much. Um, not gonna get into that, but, well, I guess we kind of are <laugh>, you know, I kind of view this as kind of a self-reinforcing positive flywheel for crypto. Once you introduce these products to portfolios, it, you know, further promotes flows into crypto, which makes the products better, expands, um, you know, just the, the service area for innovation within crypto. Um, I guess, do you guys agree with that idea, that thesis that yeah, adoption of this product kind of reinforces and self fulfills the success of this product ultimately?

LYNCH: 100%. And going back to some of the comments you guys were making on the last, uh, question. So I go to a lot of traditional finance conferences, and when I'm mingling with people that are not as crypto-forward, the things that they're learning about are, how can I facilitate 24-7 trading? How can I have better infrastructure? And the answer to all those things are really embedded in blockchain and crypto. So more and more I'm finding that a lot of these conferences focus on features that are very crypto native or at least lean towards crypto. And I think that products like, um, products like GDLC are going to help us keep, uh, bridging that gap and continue to build on top of Bitcoin and Ethereum growth that we already see.

MODERATOR: Got it. We are coming up on time pretty soon. Um, I just wanna make sure, you know, have I missed anything, anything you guys, you know, want to speak to as it pertains to GDLC or, you know, products in general?

LYNCH: I think one thing that might be worth noting with GDLC is it has undergone a name change. So for those who are familiar with it in its former life, keep in mind that as it uplifted, it took on this new name that really encompasses the fact that it is five assets, it is more simplified. Uh, and just be aware of that if you're looking in your portfolio and see that name change, that's all that's going on here.

BAEHR: Yeah, that's right. The, the underlying index, uh, has been consistent and, uh, uh, it's, it's not an idea that was cooked up, you know, uh, this year or in the guise of a, um, uh, a different set of regulators or a different, um, uh, government structure. This is product that's been around and had, had, had, has had faithful investors for a long time. And, you know, uh, Kristen and I, and, and a bunch of other folks are really excited about the up uplifting because of its availability ultimately. Uh, maybe Sean and Chris, to your points earlier, you know, if this gets boring, we're kind of doing our job, right? If this just becomes that, that kind of, you know, white piece of paper boring layer underneath which, uh, that can be represent a crypto allocation or that can be a core position underneath which, uh, active decisions are being made, uh, that's just fine, right? And, um, uh, it's presence and tenure in the market, uh, the robust and dependable and very public, right? Our methodologies are all public, uh, uh, methods of construction, uh, the skill that Grayscale, uh, adds to implement at scale, the product, uh, the low cost, the availability. This should just become something that is gonna be hard to do a 40 minute, uh, webinar, uh, on a year from now. It's just that crypto has lacked this and it has prevented a lot of investors and advisors from applying the same type of, um, asset allocation and, and sort of prudent investing and uh, uh, uh, sort of market portfolio ideas that they're able to express in other asset classes. So really does open the door for better integration and, uh, for people to think about the digital asset class as really being something they can compare to their other holdings. Um, so we are excited for now, and I hope that a year from now, uh, GDLC is just kind of exciting from a, uh, a, a placement or a market share point of view, but kind of, you know, maybe not that interesting to talk about for 45 minutes. <laugh>,

MODERATOR: Green can be good. Uh, yeah, I, I, uh, Krista, thanks for noting the new name and I do like the note, the new name, but, um, you know, Andy in our pre-market chat brought up a very interesting moniker, which is Mag five. Uh, why didn't you guys use that, use that name instead. I feel like that would've been hot.

BAEHR: I think Mag five has a little shade in it somewhere. I don't know, <laugh>,

MODERATOR: You think So

BAEHR: We're not, we're not, we're not saying anything is good or bad or big or small or large cap or small cap. We're just saying this is the digital asset market. Maybe last year you were representing that with holding Bitcoin. Uh, but now if you've read any of the news, you'll see that holding Bitcoin only is going to be more of an active choice than a passive choice. And GDLC really represents what a passive choice, uh, looks like right now for allocations. So, uh, I, I think, uh, again, we're really excited, but we feel that having a number and the CoinDesk name to represent the indexing and crypto to represent the asset class is all the adornment that the product needs to, um, you know, to signify to signal that it's ready to meet its objective

LYNCH: And it speaks for itself.

BAEHR: That's right.

MODERATOR: Great stuff, guys. Uh, Krista, last thing. If folks are interested in learning more or working with you guys, who should they be reaching out to?

LYNCH: They should totally reach out to Grayscale, and I'm sure Andy feels the same way. Uh, we're all very passionate about doing education. You can find us on our website or you can reach out to any of us directly. Uh, I don't know if you'll be sharing our information, but feel free to email me or reach out to any of the, uh, contact details on our website.

MODERATOR: Great. Good stuff, guys. Well, uh, this is a great session. Covered a lot of topics. Um, hope folks watching, learned a little bit. Um, and, uh, yeah, hope we can do this again soon. Hopefully we can make it Andy, maybe we can make it a four-peat at some point. <laugh>.

BAEHR: That's right.

MODERATOR: All right guys, with that, uh, gonna sign off. But thank you all for joining today. Uh, if you have any questions, feel free to reach out.

Grayscale Coindesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.